FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 18, 2008

Item 3: News Release:

A news release dated and issued on December 18, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Option to Acquire

The Nixon Fork Gold Mine in Central Alaska

Item 5: Full Description of Material Change:

•

Corporate objective is to acquire under-funded advanced stage projects

•

Nixon Fork represents first advanced stage gold acquisition

•

Focus on platinum group metals, precious metals, and base metals

•

Advanced stage project review continues

December 18, 2008. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce the signing of a letter agreement pursuant to which it has acquired an option, exercisable until February 15, 2009, to purchase a 100% interest in Mystery Creek Resources, Inc. (MCR), a wholly owned Alaskan subsidiary of St Andrews Goldfields Ltd. (SAS) (TSX: SAS). MCR’s assets include the Nixon Fork gold mine, located 56 kilometres northeast of McGrath, Alaska. PFN has paid US$100,000 on signing of the agreement. Subject to regulatory approval and the satisfactory completion of its due diligence review, PFN may exercise the option by paying a further US$400,000, of which US$100,000 is required to be paid on closing of the purchase of the MCR shares and the balance is required to be paid in three equal instalments on May 1, July 1 and September 1, 2009.

Nixon Fork Production History

Nevada Goldfields Inc. (NGI) operated the high-grade underground gold mine from 1995-1999, recovering 137,749 ounces of gold and 2.1 million pounds of copper, with additional silver credits. The average production grade was 42 grams per tonne (gpt) of gold, with an average production cost of US$266 per ounce. The mine was closed in 1997 due to declining gold prices.

SAS purchased the mine in 2003. From 2004 through 2008 approximately US$15 million was expended on upgrades to the processing facilities and mine infrastructure. During this time 9,381 meters of reserve-resource definition drilling was conducted, an updated reserve-resource estimate and additional metallurgical testing were completed. Limited production in 2007 resulted in recovery of 6,775 ounces of gold and 78,644 pounds of copper.

SAS commissioned Roscoe-Postle Associates of Toronto to complete NI 43-101 technical reports in 2005 and 2006, which reviewed the mineral reserve-resource of the property and completed a financial analysis of proposed mining operations. These reports are available from SAS reports filed on Sedar.

Aerial View of Mine Facilities

Facilities at the Nixon Fork Mine include a 200 tpd floatation plant with a gravity gold separation circuit, a sulphide floatation circuit, and a newly constructed CIL gold leaching circuit. The mine also boasts a fleet of mining vehicles, a power plant, maintenance facilities, an 85 person camp, office facilities, and 5 aircraft landing strips. The mine and equipment are currently winterized and under a care and maintenance regime.

Mining and processing operations at Nixon Fork are fully permitted and bonded. Mine stockpiles amount to 2,100 tonnes of ore, and approximately 116,000 tonnes of mill tailings are ready to be processed in the CIL circuit.

PFN will conduct a comprehensive re-evaluation of mine reserves/resources, metallurgy, mining scenarios, and permitting during 2009. A financial analysis of the mine will also be completed. These studies will form the basis for a planned re-start of mining operations. In addition, PFN believes the current resource is not fully explored. Management plans to complete its due diligence by Feb 15th 2009 and establish the appropriate strategy to continue the development of the project.

PFN is currently expanding its commodity focus to include advanced stage gold and base metal properties, while continuing to develop its PGM portfolio. The acquisition of the Nixon Fork Mine fulfils this corporate objective, and the Company is extremely excited by the near term production opportunity represented by this significant asset.

Dr. Greg Myers P.Geo., Vice President of Business Development for PFN, is the qualified person responsible for this press release. Dr Myers is a specialist in skarn deposits and was part of the Nixon Fork discovery team in 1984-85 while employed by Battle Mountain Gold.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of December 2008.